MeaTech 3D Ltd.
5 David Fikes St.
Rehovot, Israel

April 11, 2022

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561
Attn: Gregory Herbers

Re:	MeaTech 3D Ltd.
Registration Statement on Form F-3 Filed April 4, 2022
File No. 333-264110

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), MeaTech 3D Ltd. (the “Company”) hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form F-3 (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement will be declared effective under the Securities Act at 5:15 p.m. Eastern Daylight Time on April 13, 2022, or as soon thereafter as is practicable, or such other time as the Company or its counsel, Covington & Burling LLP, may request by telephone that such Registration Statement be declared effective.

We respectfully request that we be notified of such effectiveness by a telephone call to Brian K. Rosenzweig of Covington & Burling LLP at (212) 841-1108 and that such effectiveness also be confirmed in writing.

Respectfully,

MeaTech 3D Ltd.

By:	/s/ Arik Kaufman
Name:	Arik Kaufman
Title:	Chief Executive Officer

cc: Brian K. Rosenzweig, Covington & Burling LLP